QLINKS AMERICA, INC.

                               112 N. Rubey Drive
                                    Suite 180
                                Golden, CO 80403

                        (303) 328-3290 Fax (303) 328-3289

                                February 6, 2007



SEC
Attn: Angela Halac
Mail Stop 3561
450 5th St., N.W.
Washington, D.C. 20549-0405


Re:      Global Envirotech - File # 000-50162

     In response to your comment letter dated June 5, 2006, Global Envirotech, Inc. acknowledges to the SEC that:


          1. The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

          2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We hope this satisfies your requirement.

     If you have any questions, please let me know.


                                                  Sincerely,


                                                  /s/ James O. Mulford
                                                  ---------------------
                                                  James O. Mulford